Exhibit 99.1

Maase Inc. Appoints Baoxue Xu as Co-Chief Technology Officer to Lead Energy Technology Development

QINGDAO, China, October 13, 2026 (GLOBE NEWSWIRE) — Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”), an artificial intelligence (“AI”)-centric full-scene digital systems provider and operator, today announced the appointment of Mr. Baoxue Xu as Co-Chief Technology Officer, in charge of the energy solutions division, effective October 13, 2026.

In this specialized executive role, Mr. Xu will directly oversee the research, engineering, and global commercialization of MAAS’s energy solutions, including high-power battery energy storage systems (BESS), smart battery management systems (BMS), energy management systems (EMS), and advanced autonomous mobile charging robotics.

Mr. Xu brings more than two decades of experience in embedded systems, vehicle electronics, industrial Internet of Things, battery management, energy storage, and intelligent control. He has held General Manager positions at Qingdao Guibao Electronic Technology Co., Ltd. since January 2016 and at Qingdao Maisi Intelligent Technology Co., Ltd. since January 2026, where he has led the development of vehicle connectivity systems, BMS and EMS platforms, distributed energy storage systems, industrial power solutions, and intelligent mobile charging equipment.

Mr. Xu is a Senior Engineer and holds a bachelor’s degree in Computer Science and Technology from Qingdao Institute of Architectural Engineering (now Shandong University of Science and Technology) and a master’s degree in Power Systems and Automation from Shandong University of Technology (now Shandong University). Most recently, in 2026, he began leading joint research with CRRC Qingdao Sifang Co., Ltd. on autonomous mobile charging robots incorporating intelligent navigation and robotic arms for automated charging operations. He has also participated in the formulation of the group standard “Smart Mobile Charging Robots for New Energy Vehicles” (Project No. 2025-064T-CAEE), organized by the China Electronic Equipment Technology Development Association.

Min Zhou, Chief Executive Officer of MAAS, commented: “We are pleased to welcome Mr. Xu to MAAS’s executive leadership team. Together with Dr. Zhifeng Li, who was recently appointed as the Company’s Chief Technology Officer responsible for AI technology strategy, we will establish a complementary dual-engine technology leadership structure across AI computing and smart energy. Mr. Xu’s expertise in energy storage, power electronics, and autonomous charging will strengthen the integration of intelligent computing infrastructure with smart energy systems and support the Company’s next phase of technology development and commercialization.”

Mr. Xu commented: “I am honored to join MAAS as Co-Chief Technology Officer in charge of the energy solutions division. Reliable energy infrastructure, intelligent load management, and autonomous power replenishment are becoming increasingly important to AI data centers and green mobility. I look forward to working alongside Dr. Li and the broader MAAS technology team to advance our complementary capabilities in AI computing and smart energy and expand the commercial application of our BESS, EMS, and intelligent charging technologies.”

About MAAS

Maase Inc. (NASDAQ: MAAS) an integrated provider and operator of an artificial intelligence (“AI”) -centric full-scene digital systems. Our businesses focus on areas of flexible energy deployment and intelligent commercial network operation, and provide closed-loop solutions from computing infrastructure, smart hardware and full-scene services, aiming to achieve large-scale implementation of AI technologies across industries. Powered by our dual engines of intelligent technology and ecosystem integration, through strategic industry consolidation and continuous improvement in operations, our mission is to build up an open and collaborative industrial ecosystem and provide our customers with efficient, reliable and sustainable intelligent products and solutions. We will continuously explore and consolidate high-quality technological and commercial resources globally and explore industrial application scenarios of AI technologies. For more information, visit https://ir.maaseai.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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